Quhuo Limited

3rd Floor, Block A, Tonghui Building

No. 1132 Huihe South Street

Chaoyang District, Beijing 100020

The People’s Republic of China

VIA EDGAR

November 20, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Quhuo Limited
Registration Statement on Form F-3
Initially filed June 30, 2023
File No. 333-273087

Dear Ms. Pandit:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quhuo Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Wednesday, November 22, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhen Ba
Zhen Ba
Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP